January 30, 2020

Michael A. Jacobsen
Vice President, Finance, Chief Accounting Officer and Treasurer
Omeros Corp
201 Elliott Avenue West
Seattle, Washington 98119

       Re: Omeros Corp
           For 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-34475

Dear Mr. Jacobsen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences